Hibbett Sporting Goods, Inc.

451 Industrial Lane

Birmingham, AL 35211

November 20, 2006

Via Hand Delivery and EDGAR

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Hibbett Sporting Goods, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2006
Filed April 13, 2006
Response dated August 4, 2006
File No. 0-20969

Dear Mr. Owings:

Attached, please find our response to the Staff’s comments contained in your letter of November 2, 2006, following up on your initial and additional comments regarding Hibbett’s Form 10-K for the year ended January 28, 2006. For ease of reading, the staff comments are bolded. Where applicable, we provided language for future disclosure based on how it would have appeared in our second quarterly filing on Form 10-Q for the period ended July 29, 2006.

Please note that, under separate cover, we are requesting confidential treatment for portions of this letter under SEC Rule 83 that constitute competitively sensitive proprietary information. The electronic version of this correspondence filed with the EDGAR database is redacted accordingly.

If you have questions regarding our response or need further information, please feel free to contact our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 293-8117.

Sincerely,

/s/ Michael J. Newsome

Michael J. Newsome

Chairman and Chief Executive Officer

Hibbett Sporting Goods, Inc.

Hibbett Sporting Goods, Inc.

Response to Staff Comment Letter Dated November 2, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Fiscal 2006 Compared to Fiscal 2005, page 16

1.

We note your response to comment 3 in our letter dated July 7, 2006. In future filings please expand the comparable stores disclosure to include the pertinent details contained in your response and specifically state if you include or exclude Sports & Co. superstores from the comparable store data and your basis in doing so. Please also clarify if comparable stores net sales data reflects stores open for the entire current and prior fiscal years, as applicable. In your response please provide an example of your revised disclosure.

Beginning with the quarterly filing on Form 10-Q for the period ended October 28, 2006, we will expand the comparable stores disclosure. Future disclosure will read similar to the following:

“Comparable store net sales data for the period reflects sales for our traditional format Hibbett Sports and Sports Additions stores open throughout the entire period and the corresponding period of the prior fiscal year. If a store remodel or relocation results in the store being closed for a significant period of time, its sales are removed from the comparable store base until it has been open a full 12 months. During the thirteen weeks ended July 29, 2006, 484 stores were included in the comparable store net sales comparison. Our four Sports & Co. stores are not included in the comparable store net sales comparison because we do not plan to open additional superstores.”

Consolidated Statements of Cash Flows, page 28

2.

We note your response to comment 5 in our letter dated July 7, 2006. Please expand your accounting policy to disclose cash and allowances received from landlords, state the amounts received or that amounts are immaterial within the context of Staff Accounting Bulletin No. 99, as applicable. In your response please provide an example of your revised disclosure.

In future filings, we will expand our accounting policy disclosure concerning cash and allowances received from landlords to include language similar to the following:

“On our statement of cash flows, the current and long-term portions of landlord allowances are included as changes in cash flows from operations. The current portion is included as a change in accrued expenses and the long-term portion is included as a change in deferred rent, non-current. The liability for the current portion of unamortized landlord allowances was $2.6 million and $2.9 million at July 29, 2006 and January 28, 2006, respectively. The liability for the long-term portion of unamortized landlord allowances was $11.6 million and $11.3 million at July 29, 2006 and January 28, 2006, respectively. The non-cash portion of landlord allowances received is immaterial.”

Notes to Consolidated Financial Statements, page 30

1. Basis of Presentation and Summary of Significant Accounting Policies, page 30

3.

We note your response to comment 6 in our letter dated July 7, 2006. Please expand your accounting policy and disclose the current presentation for amounts due from credit and debit cards and electronic benefit transfer transactions, state the amounts received or that amounts are immaterial within the context of Staff Accounting Bulletin No. 99, as applicable. In your response please provide an example of your revised disclosure.

Future disclosure will read similar to the following:

“We consider all short-term, highly liquid investments with original maturities of three months or less, including commercial paper and money market funds, to be cash equivalents. Amounts due from third party credit card processors for the settlement of debit and credit cards are included as cash equivalents as they are generally collected within three business days. Cash equivalents related to credit and debit cards at July 29, 2006 and January 28, 2006 were $2.4 million and $1.4 million, respectively.”

Reportable segments, page 30

4.

We note your response to comment 7 in our letter dated July 7, 2006. Please confirm that none of the three store formats stated in your letter dated August 4, 2006, meets any of the quantitative thresholds listed in paragraph 18 of SFAS No. 131.

CONFIDENTIAL TREATMENT REQUESTED BY

HIBBETT SPORTING GOODS, INC. ON THIS RESPONSE

5.

We note your response to comment 8 in our letter dated July 7, 2006. In addition to disclosing it is impracticable to provide GAAP net sales by product category, please revise MD&A to explain that product category disclosures discuss unit rather than monetary sales information as it is impracticable to compile GAAP financial information by product category. In your response please provide an example of your revised disclosure.

As discussed with Mr. McAllister on November 16, 2006, the reference to unit system in our initial response on August 4, 2006 to comment 8 was unclear. The approximate percentages and trends identified for our MD&A disclosures are based off monetary information pulled from our merchandise (unit) system. The merchandise system produces non-GAAP monetary and other information that is impracticable to reconcile to GAAP financial statements.

Future disclosure will read similar to the following:

“Hibbett maintains a merchandise management system that allows us to identify and monitor trends. However, this system does not produce financial GAAP information by product category. Thus it is impracticable to provide GAAP net sales by product category.”

Property and Equipment, page 32

6.	We note your response to comment 9 in our letter dated July 7, 2006. Please confirm that you will further clarify the proposed disclosure to plainly state that the average store lease term is increasing and quantify the lease terms and reporting periods, if applicable.

We confirm that future filings will provide more clarity in our disclosures concerning the trend of store lease terms. We will enhance our disclosures to include the language similar to the following:

“During the twenty-six weeks ended July 29, 2006, we increased our lease commitments by a net of 23 retail stores, each having initial lease termination dates between January 2009 and January 2018 as well as various office and transportation equipment. At July 29, 2006, the future minimum lease payments, excluding maintenance, insurance and real estate taxes, for our current operating leases and including the net 23 operating leases added during the twenty-six weeks ended July 29, 2006, were as follows (in thousands):”

and,

“We experienced a slight trend upwards in the terms of our new store leases which contributed to the leveraging of depreciation expense as leasehold improvements were expensed over the longer lease term which, in most cases, is less than the estimated useful life of the asset. Our average lease term at July 29, 2006 was x.x years compared to y.y years at July 30, 2005.”

Revenue Recognition, page 33

7.

We note your response to comment 11 in our letter dated July 7, 2006. In future filings please revise your accounting policy to disclose that you do not escheat unclaimed layaway deposits and gift cards, that you have not recognized any breakage revenue to date and the amounts of unrecognized amounts as of your balance sheet dates, as applicable. If the unrecognized amounts are immaterial please disclose they are immaterial within the context of Staff Accounting Bulleting No. 99.

It is not our policy to take unclaimed layaway deposits and gift cards into income. We will formalize our escheat policy and expand our disclosures in our annual report. We will also disclose the amount of breakage revenue to date, if any, and unrecognized amounts as of our balance sheet date, if applicable. We expect any unrecognized amounts within the context of Staff Accounting Bulletin No. 99 are immaterial, and if so, we will disclose that they are immaterial.

7. Commitments and Contingencies, page 39

8.

We note your response to comment 12 in our letter dated July 7, 2006. Paragraph 10 of SFAS No. 5 states a loss contingency disclosure should include an estimate of the possible loss, range of loss or state that an estimate can not be made. Also please disclose if it is at least reasonably possible that the estimate of loss will change in the near term. See paragraph 16 of SOP 94-6. In your response please provide an example of your revised disclosure.

In future filings, we will expand our contingency disclosure to include language similar to the following:

“........ If the Company believes that a loss is both probable and estimable for a particular matter, the loss is accrued in accordance with the requirements of SFAS No. 5. With respect to any matter, the Company could change its belief as to whether a loss is probable or estimable, or its estimate of loss, at any time. Even though the company may not believe a loss is probable or estimable, it is reasonably possible that the Company could suffer a loss with respect to that matter in the future.”

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